eLEC COMMUNICATIONS CORP.
75 South Broadway, Suite 302
White Plains, NY 10601

April 24, 2007

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	eLEC Communications Corp.
Registration Statement on Form S-1
File No. 333-132285

Ladies and Gentlemen:

In accordance with Rule 477 under the Securities Act of 1933, as amended, eLEC
Communications Corp., a New York corporation (the “Company”), hereby withdraws the above-
referenced Registration Statement on Form S-1 (Reg. No. 333-132285) (the “Registration
Statement”), which was originally filed with the Securities and Exchange Commission (the
“Commission”) on March 8, 2006 and subsequently amended on May 2, 2006 and May 12,
2006. The Registration Statement, which has not been declared effective by the Commission, is being withdrawn due to the fact that the convertible debt relating to a majority of the registered shares of the Company’s common stock is no longer outstanding. No securities were sold in connection with the offering to which the Registration Statement related.

Very truly yours,

/s/ Paul Riss

Paul Riss
Chief Executive Officer